UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reverse Stock Split

On April 3, 2025, C3is Inc. (the “Company”) filed an amendment to its Restated Articles of Incorporation, to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value of $0.01 per share. A copy of the amendment is attached hereto as Exhibit 4.1.

Effective as of 11:59 p.m. Eastern time on April 3, 2025, the Company effected a one-for-6 reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on April 4, 2025. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 4.2 million to approximately 0.7 million and affected all outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The Company’s outstanding warrants and Series A Convertible Preferred Stock will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise to reflect the reverse stock split.

The exercise price of the Class B-1, B-2, C-1 and C-2 Warrants, and accordingly the conversion price of the Series A Convertible Preferred Stock, will be further adjusted to the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the effective time of the reverse split (if lower than the then current exercise price), with the Class B-1 and C-1 warrants also being exercisable pursuant to an alternative cashless exercise exchange option, and the number of shares of common stock issuable upon exercise will be proportionately adjusted such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y18284 169, and continue to trade on the Nasdaq Capital Market under the symbol “CISS”.

A copy of the new form of stock certificate for the Company’s post-reverse stock split shares of common stock is attached hereto as Exhibit 4.2.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

EXHIBIT INDEX

4.1	Articles of Amendment to Restated Articles of Incorporation.

4.2	Form of Common Stock Certificate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer